
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                FINAL AMENDMENT
                                       TO

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           GOULDS PUMPS, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                            GEORGE ACQUISITION, INC.
                              ITT INDUSTRIES, INC.
                                   (BIDDERS)

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  383550 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            VINCENT A. MAFFEO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              ITT INDUSTRIES, INC.
                             FOUR WEST RED OAK LANE
                          WHITE PLAINS, NEW YORK 10604
                           TELEPHONE: (914) 641-2000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:

                            WILLIAM E. CURBOW, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

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
------------------------------
      CUSIP NO. 383550 10 0
------------------------------
-----------------------------------------------------------------------------------------------------

         1       NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 GEORGE ACQUISITION, INC.
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         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                 (b) [ ]
-----------------------------------------------------------------------------------------------------
         3       SEC USE ONLY
-----------------------------------------------------------------------------------------------------

         4       SOURCE OF FUNDS
                 AF, BK
-----------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(e) or 2(f)                                                [
                 ]
-----------------------------------------------------------------------------------------------------

         6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE
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         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 Directly: 20,269,134.5*
-----------------------------------------------------------------------------------------------------
         8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES         [
                 ]
-----------------------------------------------------------------------------------------------------
         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 94.3%*
-----------------------------------------------------------------------------------------------------

        10       TYPE OF REPORTING PERSON
                 CO
-----------------------------------------------------------------------------------------------------

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* Shares owned as of the date of the reportable event, May 23, 1995.
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
------------------------------
      CUSIP NO. 383550 10 0
------------------------------
-----------------------------------------------------------------------------------------------------

         1       NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 ITT INDUSTRIES, INC.
-----------------------------------------------------------------------------------------------------
         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                 (b) [ ]
-----------------------------------------------------------------------------------------------------
         3       SEC USE ONLY
-----------------------------------------------------------------------------------------------------

         4       SOURCE OF FUNDS
                 BK
-----------------------------------------------------------------------------------------------------
         5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(e) or 2(f)                                                [
                 ]
-----------------------------------------------------------------------------------------------------

         6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 INDIANA
-----------------------------------------------------------------------------------------------------
         7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                 REPORTING PERSON
                 Indirectly through a wholly owned subsidiary: 20,269,134.5*
-----------------------------------------------------------------------------------------------------
         8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES         [
                 ]
-----------------------------------------------------------------------------------------------------
         9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                 94.3%*
-----------------------------------------------------------------------------------------------------

        10       TYPE OF REPORTING PERSON
                 CO
-----------------------------------------------------------------------------------------------------

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* As of the date of the reportable event, May 23, 1995.

     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 25, 1997 (as amended, the "Schedule 14D-1") relating to the offer by George Acquisition, Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of ITT Industries, Inc., an Indiana corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Goulds Pumps, Incorporated, a Delaware corporation (the "Company"), at a purchase price of $37.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     On May 28, 1997, the Parent announced that it had merged the Purchaser with and into the Company with the Company continuing as the surviving corporation after the Merger and that the Merger became effective at 4:30p.m., New York
City time, on Tuesday, May 27, 1997. Because the Purchaser had acquired at least 90% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of the Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect subsidiary of the Parent or the Company, and Shares owned by stockholders choosing to dissent and demand appraisal of their Shares) was cancelled, extinguished, and converted into the right to receive $37.00 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release is set forth in Exhibit (a)(10) and is incorporated herein by reference.

     On May 28, 1997, the Parent requested that the Shares no longer be quoted on NASDAQ. The Parent expects that registration of the Shares under the Exchange Act will be terminated.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     Pursuant to the Offer, which expired at 12:00 midnight, New York City time, on Thursday, May 22, 1997, the Purchaser ultimately acquired 20,269,134.5 Shares (or approximately 94.3% of the issued and outstanding Shares).

     The information provided in the Final Amendment under Item 5 is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(10)  Press Release issued by the Parent on May 28, 1997.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITT INDUSTRIES, INC.

                                          By:      /s/ ROBERT W. BEICKE
                                            ------------------------------------
                                            Name:  Robert W. Beicke
                                            Title:     Vice President

                                          GOULDS PUMPS, INCORPORATED
                                            as successor by merger to

                                          GEORGE ACQUISITION, INC.

                                          By:     /s/ MICHAEL T. TOMAINO
                                            ------------------------------------
                                            Name:  Michael T. Tomaino
                                            Title:     Vice President, General
                                                       Counsel and Secretary
Date: May 28, 1997

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                                 EXHIBIT INDEX

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EXHIBIT                                                                                  PAGE
  NO.                                      DESCRIPTION                                   NO.
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
(a)(10)   Press release issued by the Parent on May 28, 1997...........................
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